Product supplement JJ
To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006

Registration Statement No. 333-137902
dated October 10, 2006
Securities Act of 1933, Rule 424(b)(2)



Deutsche Bank AG

Bearish Return Optimization Securities with Partial Protection Linked to the Common Stock of a Reference Stock Issuer

General

- Deutsche Bank AG may offer and sell securities linked to the common stock of an issuer (the "**Reference Stock**") from time to time. As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("**ADSs**"). If a Reference Stock is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS (such shares, the "**Underlying Stock**" of such ADS). This product supplement describes terms that will apply generally to the securities and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the securities, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as pricing supplements. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant pricing supplement shall control.

- The securities are senior unsecured obligations of Deutsche Bank AG.

- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" in this product supplement.

- The securities will be issued in denominations of $10.00 and integral multiples thereof, unless otherwise specified in the relevant pricing supplement. Minimum investment amounts will be specified in the relevant pricing supplement.

- Investing in the securities is not equivalent to investing or taking a short position in the Reference Stock.

- The securities will not be listed on any securities exchange unless otherwise specified in the relevant pricing supplement.

Investing in the securities involves a number of risks. See "Risk Factors" in this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

September 5, 2007

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the securities offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The securities described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the securities. The relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the securities under any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, **"we,"** **"us"** and **"our"** refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying prospectus supplement, prospectus and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the securities and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the securities under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

DESCRIPTION OF SECURITIES

The following description of the terms of the securities supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate pricing supplement will describe the terms that apply specifically to the securities, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. Unless otherwise specified in the relevant pricing supplement, the term "security" refers to each $10.00 security face amount of our Bearish Return Optimization Securities with Partial Protection Linked to the Common Stock of a Reference Stock Issuer.

What are the securities?

The securities are senior unsecured obligations of Deutsche Bank AG that are linked to the common stock of an issuer as specified in the relevant pricing supplement. The securities are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. The securities will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar.

The securities do not pay interest and do not guarantee any return of your initial investment at, or prior to, maturity. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Reference Stock calculated in accordance with the formula set forth below.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

The securities are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The securities will be issued in denominations of $10.00 and integral multiples thereof, unless otherwise specified in the relevant pricing supplement. The face amount and issue price of each security is $10.00, unless otherwise specified in the relevant pricing supplement. The securities will be represented by one or more permanent global securities registered in the name of DTC or its nominee, as described under "Description of Notes—Form, Legal Ownership and Denomination of Notes" in the prospectus supplement and "Forms of Securities—Global Securities" in the prospectus.

The Maturity Date for the securities will be set forth in the relevant pricing supplement and is subject to adjustment if such day is not a business day or if the Final Valuation Date is postponed as described below. If applicable, we will also specify the Protection Percentage, the Maximum Gain, the Buffer and the Multiplier in the relevant pricing supplement.

The amount you will receive at maturity will depend on the value of the Stock Ending Level relative to the Stock Starting Level and, unless otherwise specified in the relevant pricing supplement, will be determined as follows:

- If the Stock Ending Level is less than the Stock Starting Level, you will receive a cash payment per $10.00 security face amount that provides you with a return on your investment, not to exceed the Maximum Gain, equal to the absolute value of the Stock Return *multiplied by* the Multiplier. Your final payment per $10.00 security face amount will be equal to the *lesser* of:

$10.00 + ($10.00 x absolute value of the Stock Return x Multiplier); and

$10.00 + ($10.00 x Maximum Gain).

- If the Stock Ending Level is equal to the Stock Starting Level, you will receive a cash payment of $10.00 per $10.00 security face amount.

- If the Stock Ending Level is greater than the Stock Starting Level by a percentage that is equal to or less than the Buffer, you will receive a cash payment of $10.00 per $10.00 security face amount.

- If the Stock Ending Level is greater than the Stock Starting Level by a percentage that is more than the Buffer, for every 1% that the Stock Ending Level is greater than the Buffer, you will lose an amount equal to 1% of the face amount of your securities, subject to a minimum return equal to the Protection Percentage. Your final payment per $10.00 security face amount will be equal to the *greater* of:

$10.00 x Protection Percentage; and

$10.00 − ($10.00 x (Stock Return − Buffer)).

You will lose some or all of your initial investment at maturity if the Stock Ending Level is greater than the Stock Starting Level by a percentage that is more than the Buffer. If the specified Protection Percentage is 0%, you could lose all of your initial investment at maturity.

The "**Stock Starting Level**" will be specified in the relevant pricing supplement.

The Stock Ending Level (as defined below) will be calculated on a single date which we refer to as the Final Valuation Date, or on several dates, each of which we refer to as an Averaging Date, as specified in the relevant pricing supplement. We refer to such dates generally as Valuation Dates in this product supplement. Any Valuation Date is subject to postponement in the event of certain market disruption events and as described in this product supplement.

Unless otherwise specified in the relevant pricing supplement, the "**Stock Return**," as calculated by the calculation agent, is the change in the price of the Reference Stock calculated by comparing the closing price of the Reference Stock on the Final Valuation Date, or the arithmetic average of the closing prices of the Reference Stock on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement (the "**Stock Ending Level**"), to the Stock Starting Level. The relevant pricing supplement will specify the manner in which the Stock Ending Level is determined. The Stock Ending Level is subject to adjustment as described under "General Terms of the Securities — Anti-Dilution Adjustments" in this product supplement. Unless otherwise specified in the relevant pricing supplement, the Stock Return is calculated as follows:

$$\text{Stock Return} = \frac{\text{Stock Ending Level} - \text{Stock Starting Level}}{\text{Stock Starting Level}}$$

If applicable, the "**Protection Percentage**," "**Buffer**," "**Maximum Gain**," and "**Multiplier**" will be set forth in the relevant pricing supplement. If not specified in the relevant pricing supplement, the Protection Percentage will be 0%, the Buffer will be 0% and the Multiplier will be 1.

The "**Valuation Date(s)**," which will be either a single date, which we refer to as the "**Final Valuation Date**," or several dates, each of which we refer to as an Averaging Date, will be specified in the relevant pricing supplement and any such date is subject to adjustment as described below. If a Valuation Date is not a trading day or if there is a market disruption event on such day, such Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or is continuing; *provided,* that the closing price or other relevant price of the Reference Stock for a Valuation Date will not be determined on a date later than the tenth scheduled trading day after the Final Valuation Date or the last Averaging Date, as applicable, and if such day is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the closing price or other relevant price of the Reference Stock for the Valuation Date on such date, using the closing price (or, if trading in the Reference Stock has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled trading day.

The Maturity Date will be set forth in the relevant pricing supplement. If the scheduled Maturity Date (as specified in the relevant pricing supplement) is not a business day, then the Maturity Date will be the next succeeding business day following such scheduled Maturity Date. If, due to a market disruption event or otherwise, the Final Valuation Date or the last Averaging Date, as applicable, is postponed so that it falls on a day that is less than three business days prior to the scheduled Maturity Date, the Maturity Date will be the third business day following such Valuation Date, as postponed, unless otherwise specified in the relevant pricing supplement. We describe market disruption events in the relevant pricing supplement.

"**Relevant Exchange**" means, with respect to a Reference Stock that is not an ADS, the primary U.S. exchange or market for trading of such Reference Stock, or with respect to a Reference Stock that is an ADS, the primary exchange or market for trading of the Underlying Stock of such ADS, as specified in the relevant pricing supplement.

Unless otherwise specified in the applicable pricing supplement, the "**closing price**" for one share of the Reference Stock (or one unit of any other security for which a closing price must be determined) on any trading day means:

- if the Reference Stock (or any such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of the NASDAQ Stock Market, the official closing price), of the principal trading session on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), on which the Reference Stock (or any such other security) is listed or admitted to trading, or

- if the Reference Stock (or any such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service operated by the National Association of Securities Dealers, Inc. (the "**NASD**"), the last reported sale price of the principal trading session on the OTC Bulletin Board Service on such day,

- with respect to any such other security, if such security is issued by a foreign issuer and its closing price cannot be determined as set forth in the two bullet points above, and such security is listed or admitted to trading on a non-U.S. securities exchange or market, the last reported sale price, regular way, of the principal trading session on such day in the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading, or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for the Reference Stock (or any such other security) obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent.

Unless otherwise specified in the relevant pricing supplement, a "**trading day**" is a day, as determined by the calculation agent, on which trading is generally conducted on the Relevant Exchange and on which a market disruption event has not occurred.

A "**business day**" is, unless otherwise specified in the relevant pricing supplement, any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

We will irrevocably deposit with The Depository Trust Company ("**DTC**") no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the securities on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the securities entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding securities by tender, in open market transactions or by private agreement.

Specific Terms Will Be Described in the Relevant Pricing Supplement

The specific terms of the securities will be described in the relevant pricing supplement. The terms described in that document supplement those described in this product supplement and in the accompanying prospectus supplement and prospectus. If the terms described in the relevant pricing supplement are inconsistent with those described in this product supplement or in the accompanying prospectus supplement or prospectus, the terms described in the relevant pricing supplement will control.

Any relevant pricing supplement, including any free writing prospectus, should be read in connection with this product supplement, the accompanying prospectus supplement and prospectus.

What are some of the risks of the securities?

An investment in the securities involves significant risks. These risks are explained in more detail in the "Risk Factors" section below. Investing in the securities is not equivalent to investing in the Reference Stock. In particular, a decline in the value of the Reference Stock will result in a positive return on the securities, whereas an increase in the value of the Reference Stock greater than the Buffer will result in a negative return on the securities.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** – The securities do not guarantee any return of your investment in excess of the Protection Percentage. The return on the securities at maturity is linked to the performance of the Reference Stock and will depend on whether, and the extent to which, the Stock Return is positive or negative. **If the Stock Return is positive and greater than the Buffer, you will lose some or all of your initial investment.** If the Protection Percentage specified in the relevant pricing supplement is 0%, you could lose all of your initial investment.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** – While the payment at maturity described in the relevant pricing supplement is based on the full face amount of the securities, the original issue price of the securities includes the agents' commission and the estimated cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. **Accordingly, you should be willing and able to hold your securities to maturity.**

- **NO PERIODIC COUPON PAYMENTS, DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the securities, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Stock would have.

- **LACK OF LIQUIDITY** – The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the securities in the secondary market but is not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the securities.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES** – In addition to the price of the Reference Stock on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of the Reference Stock;

    - the time to maturity of the securities;

    - the dividend rate on the Reference Stock;

    - interest and yield rates in the markets generally and in the market of the Reference Stock;

    - a variety of economic, financial, political, regulatory or judicial events;

    - supply and demand for the securities; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE REFERENCE STOCK OR THE MARKET VALUE OF THE SECURITIES** – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Reference Stock to which the securities are linked.

The securities may be a suitable investment for you if:

- You seek an investment that will result in a positive return only if the Stock Return is negative;

- You seek an investment that offers partial protection of your investment up to the Protection Percentage (or no protection of your investment if the Protection Percentage is 0%) when the securities are held to maturity;

- You are willing and able to hold the securities to maturity;

- You do not seek current income from your investment; and

- You are willing to invest in the securities based on the specified Multiplier, Maximum Gain and Buffer.

The securities may *not* be a suitable investment for you if:

- You believe that the value of Reference Stock will appreciate over the term of the securities.

- You do not seek an investment with exposure to the industry or industries in which the issuer of the Reference Stock conducts its business;

- You are unwilling or unable to hold the securities to maturity;

- You seek an investment that is 100% protected against the loss of your initial investment;

- You seek current income from your investments; or

- You seek an investment for which there will be an active secondary market.

What are the tax consequences of the securities?

You should review carefully the section in this product supplement entitled "Certain U.S. Federal Income Tax Consequences." Subject to the limitations described therein, although the tax consequences of an investment in the securities are uncertain, except as otherwise provided in the relevant pricing supplement, we believe the securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Assuming this treatment is respected, your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this product supplement and the accompanying pricing supplement.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you may refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. You are urged to consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the securities, as well as any tax consequences arising under laws of any state, local or non-U.S. taxing jurisdiction.

What are the steps to calculate payment at maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the securities.

Step 1: Calculate the Stock Return

Unless otherwise specified in the relevant pricing supplement, the Stock Return is calculated as follows:

$$\text{Stock Return} = \frac{\text{Stock Ending Level} - \text{Stock Starting Level}}{\text{Stock Starting Level}}$$

Step 2: Calculate the cash payment at maturity

Unless otherwise specified in the relevant pricing supplement, the cash payment at maturity will be calculated as follows:

- If the Stock Ending Level is less than the Stock Starting Level, you will receive a cash payment per $10.00 security face amount that provides you with a return on your investment, not to exceed the Maximum Gain, equal to the absolute value of the Stock Return *multiplied by* the Multiplier. Your final payment per $10.00 security face amount will be equal to the *lesser* of:

  $10.00 + ($10.00 x absolute value of the Stock Return x Multiplier); and
  $10.00 + ($10.00 x Maximum Gain).

- If the Stock Ending Level is equal to the Stock Starting Level, you will receive a cash payment of $10.00 per $10.00 security face amount.

- If the Stock Ending Level is greater than the Stock Starting Level by a percentage that is equal to or less than the Buffer, you will receive a cash payment of $10.00 per $10.00 security face amount.

- If the Stock Ending Level is greater than the Stock Starting Level by a percentage that is more than the Buffer, for every 1% that the Stock Ending Level is greater than the Buffer, you will lose an amount equal to 1% of the face amount of your securities, subject to a minimum return equal to the Protection Percentage. Your final payment per $10.00 security face amount will be equal to the *greater* of:

  $10.00 x Protection Percentage; and
  $10.00 − ($10.00 x (Stock Return − Buffer)).

You will lose some or all of your initial investment at maturity if the Stock Ending Level is greater than the Stock Starting Level by a percentage that is more than the Buffer. If the specified Protection Percentage is 0%, you could lose all of your initial investment at maturity.

Hypothetical Payment Amounts on Your Securities

The relevant pricing supplement may include hypothetical calculations and tables or charts showing hypothetical examples of the performance of your securities at maturity and the cash payment that could be delivered for each of your securities on the Maturity Date, based on a range of hypothetical Stock Returns and on various key assumptions shown in the relevant pricing supplement.

Any table, chart or calculation showing hypothetical payment amounts will be provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the impact that various hypothetical Stock Ending Levels could have on your payment at maturity, as calculated in the manner described in the relevant pricing supplement. Such hypothetical table, chart or calculation will be based on Stock Ending Levels that may not be achieved on the relevant Valuation Date and on assumptions regarding terms of the securities that will not be set until the trade date.

As calculated in the relevant pricing supplement, the hypothetical payment amounts on your securities on the Maturity Date may bear little or no relationship to the actual market value of your securities on that date or at any other time, including any time you might wish to sell your securities. In addition, you should not view the hypothetical payment amounts as an indication of the possible financial return on an investment in your securities, since the financial return will be affected by various factors, including taxes, which the hypothetical information does not take into account. Moreover, whatever the financial return on your securities might be, it may bear little relation to—and may be much less than—the financial return that you might achieve were you to invest directly in the Reference Stock.

We describe various risk factors that may affect the market value of the securities under "Risk Factors" in this product supplement.

The assumptions we make in connection with any hypothetical information in the relevant pricing supplement may not reflect actual events. Consequently, that information may give little or no indication of the payment that will be delivered in respect of your securities on the Maturity Date, nor should it be viewed as an indication of the financial return on your securities or of how that return might compare to the financial return if you were to invest directly in the Reference Stock.

RISK FACTORS

Your investment in the securities will involve certain risks. The securities do not pay interest or guarantee any return of your initial investment at, or prior to, maturity. Investing in the securities is not equivalent to investing or taking a short position in the Reference Stock. In addition, your investment in the securities entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement, prospectus and the relevant pricing supplement before you decide that an investment in the securities is suitable for you.**

We will not make coupon payments on the securities and the securities do not guarantee the return of your initial investment at maturity.

We will not make coupon payments on the securities and the securities may not return all of your initial investment. The amount payable at maturity will be determined pursuant to the terms described in this product supplement and the relevant pricing supplement. For Securities with a Buffer greater than 0%, you will lose some of your investment at maturity if the Stock Ending Level is greater than the Stock Starting Level by a percentage that is more than the Buffer. For Securities without a Buffer, you will lose some of your investment at maturity if the Stock Ending Level is greater than the Stock Starting Level by any amount.

The return on your investment in the securities is limited to the Maximum Gain and could be less than if you held a leveraged short position in the Reference Stock.

The opportunity to benefit from the possible decreases in the value of the Reference Stock through an investment in the securities will be limited because the amount you receive on the Maturity Date will be limited to a fixed percentage of your initial investment, which we refer to as the Maximum Gain. If the leveraged decline of the Stock Ending Level from the Stock Starting Level is more than the Maximum Gain during the term of the securities, your return on the securities will be less than your return would have been if you had taken a leveraged short position in the Reference Stock.

You will have no ownership rights in the Reference Stock including voting rights or rights to receive dividends.

Investing in the securities is not equivalent to investing in the Reference Stock. As an investor in the securities, you will not have any ownership interest or rights in the Reference Stock, such as voting rights, dividend payments or other distributions. If the securities are linked to non-U.S. equity securities issued through depositary arrangements like ADSs, you will not have the rights of owners of such ADSs or the stock underlying such ADS (the "**Underlying Stock**").

We have no affiliation with the issuer of the Reference Stock.

The issuer of the Reference Stock is not an affiliate of ours and is not involved in any way in any of our offerings of securities pursuant to this product supplement. Consequently, we have no control over the actions of such the issuer, including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity. The issuer of the Reference Stock has no obligation to consider your interest as an investor in the securities in taking any corporate actions that might affect the value of your securities. None of the money you pay for the securities will go to the issuer of the Reference Stock.

We cannot assure you that the public information provided on the issuer of the Reference Stock is accurate or complete.

All disclosure contained in the relevant pricing supplement and this product supplement regarding the issuer of the Reference Stock is derived from publicly available documents and other publicly available information. We have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the Reference Stock in connection with the offering of the securities. We do not make any representation that such publicly available documents or any other publicly available information regarding the issuer of the Reference Stock are accurate or complete, and we are not responsible for public disclosure of information by the issuer of the Reference Stock, whether contained in filings with the SEC or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant pricing supplement, including events that would affect the accuracy or completeness of the public filings of the issuer of the Reference Stock or the value of the Reference Stock, will have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer of the Reference Stock could affect the amount you will receive at maturity of the securities and, therefore, the trading prices of the securities. Any prospective purchaser of the securities should undertake an independent investigation of the issuer of the Reference Stock as in its judgment is appropriate to make an informed decision with respect to an investment in the securities.

Secondary trading may be limited.

Unless otherwise specified in the relevant pricing supplement, the securities will not be listed on a securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily or at a price advantageous to you, and you may suffer substantial loss.

Deutsche Bank AG and its affiliates may act as market makers for the securities but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the securities. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the securities.

The Stock Ending Level may be greater than the closing price of the Reference Stock on the Maturity Date or at other times during the term of the securities.

Because the Stock Ending Level may be calculated based on the closing price of the Reference Stock on one or more Valuation Dates near the end of the term of the securities, the closing price of the Reference Stock on the Maturity Date or at other times during the term of the securities, including dates near the Valuation Date(s), could be lower than the Stock Ending Level. This difference could be particularly large if there is a significant decrease in the market price of the Reference Stock after the Final Valuation Date, if there is a significant increase in the market price of the Reference Stock around the time of the Valuation Date(s) or if there is significant volatility in the price of the Reference Stock during the term of the securities (especially on dates near the Valuation Date(s)). For example, when the Valuation Date is near the end of the term of the securities, if the market price of the Reference Stock decrease or remain relatively constant during the initial term of the securities and then increase above the Stock Starting Level, the Stock Ending Level may be significantly greater than if it were calculated on a date earlier than the Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had taken a leveraged short position in the Reference Stock. Even if the market price of the Reference Stock decreases during the term of the securities, the market value of the securities may not increase by a proportional amount taking into account any leverage provided by the Multiplier. It is also possible for the market price of the Reference Stock to decrease while the market value of the securities declines, because the market value of the securities will not be influenced solely by the changes in the market price of the Reference Stock.

The securities are not designed to be short-term trading instruments.

The price at which you will be able to sell your securities to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the face amount of the securities, even in cases where the market price Reference Stock has declined since the trade date. The potential returns described in the relevant pricing supplement assume that your securities, which are not designed to be short-term trading instruments, are held to maturity.

Prior to maturity, the value of the securities will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the securities. We expect that, generally, the market price of the Reference Stock on any day will affect the value of the securities more than any other single factor. However, you should not expect the value of the securities in the secondary market to vary in proportion to changes in the market price of the Reference Stock. The value of the securities will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility of the Reference Stock;

- the time to maturity of the securities;

- the dividend rate on the Reference Stock;

- interest and yield rates in the markets generally and in the markets of the Reference Stock;

- economic, financial, political, regulatory or judicial events that affect the Reference Stock or stock markets generally and which may affect the market price of the Reference Stock on any Valuation Date;

- the exchange rate and the volatility of the exchange rate of the U.S. dollar and any other currencies relevant to the Reference Stock;

- supply and demand for the securities; and

- our creditworthiness, including actual and anticipated downgrades in our credit ratings.

No one can predict the future performance of the Reference Stock based on its historical performance.

The market price of the Reference Stock may increase such that you may not receive any return of your investment beyond the Protection Percentage. If the Stock Ending Level is greater than the Stock Starting Level by a percentage that is more than the Buffer, you will lose some of your investment at maturity. If the specified Protection Percentage is 0%, you could lose all of your initial investment at maturity.

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the securities directly or through one or more of our affiliates is likely to adversely affect the value of the securities prior to maturity.

While the payment at maturity will be based on the full face amount of your securities as described in the relevant pricing supplement, the original issue price of the securities includes each agent's commission and the cost of hedging our obligations under the securities directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such price may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates as a result of such compensation or other transaction costs.

One of our affiliates may serve as the depositary for the American Depositary Shares representing an Underlying Stock.

One of our affiliates may serve as depositary for some foreign companies that issue ADSs. If the Reference Stock is an ADS, and one of our affiliates serves as depositary for such ADSs, the interests of our affiliate, as depositary for the ADSs, may be adverse to your interests as a holder of the securities.

If the Reference Stock is an ADS, fluctuations in exchange rates may affect your investment.

There are significant risks related to an investment in a security that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an Underlying Stock that is quoted and traded in a foreign currency. The ADSs, which are quoted and traded in U.S. dollars, may trade differently from the Underlying Stock. In recent years, the rates of exchange between the U.S. dollar and some other currencies have been highly volatile, and this volatility may continue in the future. These risks generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the securities. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the Underlying Stock on non-U.S. securities markets and, as a result, may affect the market price of the ADS, which may consequently affect the value of the securities.

We have no control over exchange rates.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time governments and, in the case of countries using the euro, the European Central Bank, may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a security that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an Underlying Stock that is quoted and traded in a foreign currency.

We will not make any adjustment or change in the terms of the securities in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or any relevant foreign currency. You will bear those risks.

If the Reference Stock is an ADS, your investment in the securities will be subject to risks associated with non-U.S. securities markets.

An investment in the securities linked to the value of ADSs representing interests in non-U.S. equity securities involves risks associated with the securities markets in those countries where the relevant non-U.S. equity securities are traded, including risks of markets volatility, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

There are important differences between the rights of holders of ADSs and the rights of holders of the common stock of the foreign company.

If your securities are linked to the performance of an ADS, you should be aware that your securities are linked to the price of the ADS and not the Underlying Stock, and there exist important differences between the rights of holders of ADSs and the Underlying Stock. Each ADS is a security evidenced by American Depositary Receipts that represents a specified number of shares of common stock of a foreign issuer. Generally, ADSs are issued under a deposit agreement which sets forth the rights and responsibilities of the depositary, the foreign issuer and holders of the ADSs, which may be different from the rights of holders of common stock of the foreign issuer. For example, the foreign issuer may make distributions in respect of its common stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the Underlying Stock may be significant and may materially and adversely affect the value of the securities.

In some circumstances, the payment you receive on the securities may be based on the common stock of another company and not the Reference Stock.

Following certain corporate events relating to the Reference Stock where the issuer of such Reference Stock is not the surviving entity, the amount you receive at maturity may be based on the common stock of a successor to such Reference Stock issuer or any cash or any other assets distributed to holders of such Reference Stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the securities. We describe the specific corporate events that can lead to these adjustments in the section of this product supplement called "General Terms of the Securities—Anti-dilution Adjustments."

Anti-dilution adjustments are limited.

The calculation agent will make adjustments to the Stock Ending Level and other terms of the securities, for certain adjustment events (as defined below) affecting the Reference Stock, including reverse stock splits and certain corporate actions, such as mergers. The calculation agent is not required, however, to make such adjustments in response to all corporate actions. Certain corporate actions that do not require an anti-dilution adjustment may materially and adversely affect the value of the securities. See "General Terms of the Securities—Anti-dilution Adjustments" for further information.

We or our affiliates may have economic interests adverse to those of the holders of the securities.

Deutsche Bank AG and other affiliates of ours may trade the Reference Stock and financial instruments related to the Reference Stock on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also underwrite or assist unaffiliated entities in the issuance or underwriting of the Reference Stock and may issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Reference Stock. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the securities. Any of these trading activities could potentially affect the price of the Reference Stock and, accordingly, could affect the value of the securities and the payment you receive at maturity.

We or our affiliates may currently or from time to time engage in business with the issuer of the Reference Stock, including extending loans to, making equity investments in, or providing advisory services to, it, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the issuer of the Reference Stock, and we will not disclose any such information to you. We or our affiliates may publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations generally or specifically with regard to the issuer of the Reference Stock that are inconsistent with purchasing or holding the securities. We or our affiliates may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by us or our affiliates may not be consistent with each other and may be modified from time to time without notice. Any prospective purchaser of securities should undertake an independent investigation of the issuer of the Reference Stock as is in its judgment appropriate to make an informed decision with respect to an investment in the securities.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the price of the Reference Stock. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the securities.

We may hedge our obligations under the securities directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may positively affect the market price of the Reference Stock and, therefore, adversely affect the market value of the securities. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the securities declines.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Stock Starting Level, the Stock Ending Level, the price of the Reference Stock quoted on the Relevant Exchange and the closing price of the Reference Stock on any day during the term of the securities, anti-dilution adjustments and the payment at maturity, if any, on the securities. The calculation agent will also be responsible for determining whether a market disruption event has occurred. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the securities, which may affect your return on the securities, particularly where Deutsche Bank AG, London Branch, as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Reference Stock and calculating the amount that we are required to pay you at maturity. These events may include disruptions or suspensions of trading in the markets as a whole or in our ability to maintain, adjust or unwind our hedge position in the Reference Stock. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities, it is possible that one or more of the Valuation Dates and the Maturity Date will be postponed and your return will be adversely affected. See "General Terms of the Securities—Market Disruption Events."

Holdings of the securities by our affiliates and future sales may affect the price of the securities.

Certain of our affiliates may purchase some of the securities for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the securities held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the securities may fall. The negative effect of such sales on the prices of the securities could be more pronounced if secondary trading in the securities is limited or illiquid.

The U.S. tax consequences of an investment in a security are unclear.

There is no direct legal authority regarding the proper U.S. tax treatment of a security, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of a security are uncertain and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for a security, the timing and character of income on a security might differ materially and adversely from the description herein. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in a security (including alternative treatments) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Please read carefully the section of this product supplement called "Certain U.S. Federal Income Tax Consequences."

GENERAL TERMS OF THE SECURITIES

The following is a summary of general terms of the securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in the relevant pricing supplement and in the accompanying prospectus supplement and prospectus.

In addition to the terms described elsewhere in this product supplement, the following general terms will apply to the securities:

Coupon Payments

We will not make any coupon payments on the securities during the term of the securities.

Denomination

Each security will have an initial investment amount of $10.00, unless otherwise specified in the relevant pricing supplement.

Market Disruption Events

A **"market disruption event"** means, with respect to the Reference Stock (or any security for which a closing price must be determined):

- the occurrence or existence of a suspension, material limitation or absence of trading of the Reference Stock (or such security) on the primary market for the Reference Stock (or such security) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market;

- a breakdown or failure in the price and trade reporting systems of the primary market for the Reference Stock (or such security) as a result of which the reported trading prices for the Reference Stock (or such security) during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate;

- a suspension, material limitation or absence of trading on the primary market for trading in options contracts related to the Reference Stock (or such security), if available, during the one-half hour period preceding the close of the principal trading session in the applicable market; or

- a decision to permanently discontinue trading in the related options contract;

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that any event described above materially interfered with our ability or the ability of any of our affiliates to effect transactions in the Reference Stock or any instrument related to the Reference Stock or to adjust or unwind all or a material portion of any hedge position in the Reference Stock with respect to the securities.

For the purpose of determining whether a market disruption event has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the Relevant Exchange or market,

- limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other U.S. self-regulatory organization, the Securities and Exchange Commission or any other relevant authority of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading,

- a suspension of trading in futures or options contracts on the Reference Stock (or such security) by the primary securities market trading in such contracts, if available, by reason of:

  - a price change exceeding limits set by such securities exchange or market,

  - an imbalance of orders relating to such contracts, or

  - a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Reference Stock (or such security), as determined by the calculation agent in its sole discretion. A "suspension, absence or material limitation of trading" on the primary securities market on which futures or options contracts related to the Reference Stock (or such other security) are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Anti-dilution Adjustments

The calculation agent will adjust the Stock Ending Level and, if necessary, the payment you will receive at maturity as described below, but only if an event described under one of the six subsections beginning with "—Stock Splits" below occurs and only if the relevant event occurs during the period described under the applicable subsection.

The adjustments described below do not cover all events that could affect the Reference Stock and, therefore, the Stock Ending Level and the payment you will receive at maturity, such as an issuer tender or exchange offer for the Reference Stock at a premium to its market price, an offering of the Reference Stock for cash by the issuer of the Reference Stock (the "**Reference Stock Issuer**") or a tender or exchange offer made by a third party for less than all outstanding shares of the Reference Stock.

How Adjustments Will Be Made. If an event requiring anti-dilution adjustment occurs with respect to the Reference Stock, the calculation agent will make the adjustment by taking the following steps:

Step One. The calculation agent will adjust the "**reference amount.**" This term refers to the amount of the Reference Stock for which the Stock Ending Level is to be determined. For example, if no adjustment is required, the Stock Ending Level will be the closing price of one share of the Reference Stock on the applicable trading day. We describe how the closing price will be determined under "—Special Calculation Provisions" below.

If an adjustment is required because one of the dilution events described in the first five subsections below—these involve stock splits, reverse stock splits, stock dividends, extraordinary dividends and issuances of transferable rights and warrants—occurs, then the Stock Ending Level might instead be, for example, the closing price, on the applicable trading day, of two shares of the Reference Stock or a half share of the Reference Stock, depending on the event.

If an adjustment is required because one of the reorganization events described under "—Reorganization Events" below—these involve events in which cash, securities or other property is distributed in respect of a Reference Stock—occurs, then the Stock Ending Level of the Reference Stock will be as follows, assuming there has been no prior anti-dilution adjustment: the value, on the applicable trading day, of the property distributed in the reorganization event in respect of one share of the Reference Stock, plus one share of the Reference Stock if the Reference Stock remains outstanding. In that case, the adjusted reference amount will be the property so distributed plus one share of the Reference Stock, if applicable.

The manner in which the calculation agent adjusts the reference amount in step one will depend on the type of dilution event requiring adjustment. These events and the nature of the required adjustments are described in the six subsections that follow.

Step Two. Having adjusted the reference amount in step one, the calculation agent will determine the applicable Stock Ending Level, which will be the closing price of the adjusted reference amount on the applicable trading day. If a reorganization event occurs, the Stock Ending Level will be the value of the adjusted reference amount as determined by the calculation agent in the manner described under "—Reorganization Events" below.

Step Three. Having adjusted the reference amount in step one and determined the Stock Ending Level in step two in respect of which an anti-dilution adjustment is required, the calculation agent will use the prices determined in step two to calculate the payment you will receive at maturity.

If more than one event requiring adjustment of the Stock Ending Level and, if necessary, your payment at maturity occurs, the calculation agent will first adjust the reference amount as described in step one above for each event, sequentially, in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the reference amount for the first event, the calculation agent will repeat step one for the second event, applying the required adjustment to the reference amount as already adjusted for the first event, and so on for each event. Having adjusted the reference amount for all events, the calculation agent will then take the remaining applicable steps in the process described above, determining the Stock Ending Level and the adjusted payment at maturity you will receive, if necessary, using the reference amount as sequentially and cumulatively adjusted for all the relevant events. The calculation agent will make all required determinations and adjustments no later than the Final Valuation Date.

The calculation agent will adjust the Stock Ending Level and, if necessary, your payment at maturity for each reorganization event described under "—Reorganization Events" below. For any other dilution event described below, however, the calculation agent will not be required to adjust the Stock Ending Level and, if necessary, the payment you will receive at maturity unless the adjustment would result in a change of at least 0.1% in your payment at maturity that would apply without the adjustment. The payment you will receive at maturity resulting from any adjustment will be rounded up or down, as appropriate, to the nearest ten-thousandth, with five hundred-thousandths being rounded upward (*e.g.*, 0.12344 will be rounded down to 0.1234 and 0.12345 will be rounded up to 0.1235).

If an event requiring anti-dilution adjustment occurs, the calculation agent will make the adjustment with a view to offsetting, to the extent practical, any change in the economic position of the holder and Deutsche Bank AG, London Branch that results solely from that event. The calculation agent may, in its sole discretion, modify the anti-dilution adjustments as necessary to ensure an equitable result.

The calculation agent will make all determinations with respect to anti-dilution adjustments, including any determination as to whether an event requiring adjustment has occurred, as to the nature of the adjustment required and how it will be made or as to the value of any property distributed in a reorganization event, and will do so in its sole discretion. In the absence of manifest error, those determinations will be conclusive for all purposes and will be binding on you and us, without any liability on the part of the calculation agent. The calculation agent will provide information about the adjustments it makes upon written request by the holder.

In this pricing supplement, when we say that the calculation agent will adjust the Stock Ending Level and, if necessary, the payment you will receive at maturity for one or more dilution events, we mean that the calculation agent will take all the applicable steps described above with respect to those events.

The following six subsections describe the dilution events for which the Stock Ending Level and, if necessary, the payment you will receive at maturity is to be adjusted. Each subsection describes the manner in which the calculation agent will adjust the reference amount—the first step in the adjustment process described above—for the relevant event.

Stock Splits. A stock split is an increase in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. Each outstanding share will be worth less as a result of a stock split.

If the Reference Stock is subject to a stock split, then once the stock split becomes effective, the calculation agent will adjust the reference amount to equal the sum of the prior reference amount—*i.e.*, the reference amount before that adjustment—and the *product* of (1) the number of new shares issued in the stock split with respect to one share of the Reference Stock and (2) the prior reference amount. The reference amount—and, thus, the Stock Ending Level and, if necessary, the payment you will receive at maturity—will not be adjusted, however, unless the first day on which the Reference Stock trades without the right to receive the stock split occurs after the date of this pricing supplement and on or before the Final Valuation Date or the last Averaging Date, as applicable.

Reverse Stock Splits. A reverse stock split is a decrease in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. Each outstanding share will be worth more as a result of a reverse stock split.

If the Reference Stock is subject to a reverse stock split, then once the reverse stock split becomes effective, the calculation agent will adjust the reference amount to equal the product of the prior reference amount and the *quotient* of (1) the number of shares of the Reference Stock outstanding immediately after the reverse stock split becomes effective *divided* by (2) the number of shares of the Reference Stock outstanding immediately before the reverse stock split becomes effective. The reference amount—and, thus, the Stock Ending Level and, if necessary, the payment you will receive at maturity—will not be adjusted, however, unless the reverse stock split becomes effective after the date of this pricing supplement and on or before the Final Valuation Date or the last Averaging Date, as applicable.

Stock Dividends. In a stock dividend, a corporation issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. Each outstanding share will be worth less as a result of a stock dividend.

If the Reference Stock is subject to a stock dividend, then the calculation agent will adjust the reference amount to equal the sum of the prior reference amount and the product of (1) the number of shares issued in the stock dividend with respect to one share of the Reference Stock and (2) the prior reference amount. The reference amount—and, thus, the Stock Ending Level and, if necessary, the payment you will receive at maturity—will not be adjusted, however, unless the ex-dividend date occurs after the date of this pricing supplement and on or before the Final Valuation Date or the last Averaging Date, as applicable.

The ex-dividend date for any dividend or other distribution is the first day on which the Reference Stock trades without the right to receive that dividend or other distribution.

Extraordinary Dividends. A dividend or other distribution with respect to the Reference Stock will be deemed to be an extraordinary dividend if its per share value exceeds that of the immediately preceding non-extraordinary dividend, if any, for the Reference Stock by an amount equal to at least 10% of the closing price of the Reference Stock on the first trading day before the ex-dividend date.

If an extraordinary dividend occurs, the calculation agent will adjust the reference amount to equal the product of (1) the prior reference amount and (2) a fraction, the numerator of which is the closing price of the Reference Stock on the trading day before the ex-dividend date and the denominator of which is the amount by which that closing price exceeds the extraordinary dividend amount. The reference amount—and, thus, the Stock Ending Level and, if necessary, the payment you will receive at maturity—will not be adjusted, however, unless the ex-dividend date occurs after the date of this pricing supplement and on or before the Final Valuation Date or the last Averaging Date, as applicable.

The extraordinary dividend amount with respect to an extraordinary dividend for the Reference Stock equals:

- for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the Reference Stock *minus* the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the Reference Stock; or

- for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent. A distribution on the Reference Stock that is a stock dividend, an issuance of transferable rights or warrants or a spin-off event and also an extraordinary dividend will result in an adjustment to the Stock Ending Level and to the payment you will receive at maturity, if necessary, only as described under "—Stock Dividends" above, "—Transferable Rights and Warrants" below or "—Reorganization Events" below, as the case may be, and not as described here.

The reference amount for the Reference Stock will not be adjusted to reflect dividends or other distributions paid with respect to the Reference Stock, other than:

- stock dividends described above;

- extraordinary dividends described above;

- issuances of transferable rights and warrants as described below under "—Transferable Rights and Warrants;" and

- distributions that are spin-off events described below under "—Reorganization Events."

Transferable Rights and Warrants. If the Reference Stock Issuer issues transferable rights or warrants to all holders of the Reference Stock to subscribe for or purchase the Reference Stock at an exercise price per share that is *less* than the closing price of the Reference Stock on the trading day before the ex-dividend date for the issuance, then the reference amount will be adjusted by *multiplying* the prior reference amount by the following fraction:

- the numerator will be the number of shares of the Reference Stock outstanding at the close of business on the day before that ex-dividend date *plus* the number of additional shares of the Reference Stock offered for subscription or purchase under those transferable rights or warrants; and

- the denominator will be the number of shares of the Reference Stock outstanding at the close of business on the day before that ex-dividend date *plus* the number of additional shares of the Reference Stock that the aggregate offering price of the total number of shares of the Reference Stock so offered for subscription or purchase would purchase at the closing price of the Reference Stock on the trading day before that ex-dividend date, with that number of additional shares determined by *multiplying* the total number of shares so offered by the exercise price of those transferable rights or warrants and *dividing* the resulting product by the closing price on the trading day before that ex-dividend date.

The reference amount—and, thus, the Stock Ending Level and, if necessary, the payment you will receive at maturity—will not be adjusted, however, unless the ex-dividend date described above occurs after the date of this pricing supplement and on or before the Final Valuation Date or the last Averaging Date, as applicable.

Reorganization Events. Each of the following is a reorganization event with respect to the Reference Stock:

- the Reference Stock is reclassified or changed;

- the Reference Stock Issuer has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all such outstanding Reference Stock is exchanged for or converted into other property;

- a statutory share exchange involving such outstanding Reference Stock and the securities of another entity occurs, other than as part of an event described in the two bullet points above;

- the Reference Stock Issuer sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;

- the Reference Stock Issuer effects a spin-off—that is, issues to all holders of the Reference Stock equity securities of another issuer, other than as part of an event described in the four bullet points above;

- the Reference Stock Issuer is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law; or

- another entity completes a tender or exchange offer for all such outstanding Reference Stock.

Adjustments for Reorganization Events. If a reorganization event occurs with respect to the Reference Stock, then the calculation agent will adjust the reference amount so that it consists of each type of distribution property distributed in respect of one share of the Reference Stock— or in respect of whatever the prior reference amount may be—in the reorganization event, taken together. We define the term "distribution property" below. For purposes of the adjustment process described under "—How Adjustments Will Be Made" above, the distribution property so distributed in respect of one share of the Reference Stock will be the adjusted reference amount described in step one, the value of that property on the applicable trading day will be the Stock Ending Level described in step two, and the calculation agent will adjust the payment you will receive at maturity, if necessary, based on these items as described in step three.

For the purpose of making an adjustment required by a reorganization event, the calculation agent will determine the value of each type of distribution property, in its sole discretion. For any distribution property consisting of a marketable security, the calculation agent will use the closing price for the security on the applicable trading day. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If more than one type of distribution property is involved, the reference amount will be adjusted so that your Securities are exchangeable for each type, or for the cash value of each type, in the same proportion as the value of each type bears to the total value of the distribution property distributed in respect of the prior reference amount. If a holder of Reference Stock may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion.

If a reorganization event occurs, and the calculation agent adjusts the reference amount to consist of the distribution property distributed in the event, as described above, the calculation agent will make further anti-dilution adjustments for later events that affect the distribution property, or any component of the distribution property, comprising the new reference amount. The calculation agent will do so to the same extent that it would make adjustments if the Reference Stock were outstanding and were affected by the same kinds of events. If a subsequent reorganization event affects only a particular component of the reference amount, the required adjustment will be made with respect to that component, as if it alone were the reference amount.

For example, if the Reference Stock Issuer merges into another company, and each share of the Reference Stock is converted into the right to receive two common shares of the surviving company and a specified amount of cash, the reference amount will be adjusted to consist of two common shares and the specified amount of cash for each share of the Reference Stock (adjusted proportionately for any partial share) comprising the reference amount before the adjustment. The calculation agent will adjust the common share component of the new reference amount to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in this subsection entitled "—Anti-dilution Adjustments" as if the common shares were the Reference Stock. In that event, the cash component will not be adjusted but will continue to be a component of the reference amount. Consequently, the Stock Ending Level used to calculate the adjusted payment at maturity you will receive will be the total value, as determined by the calculation agent on the Final Valuation Date or the last Averaging Date, as applicable, of all components of the reference amount, with each component having been adjusted on a sequential and cumulative basis for all relevant events requiring adjustment on or before the Final Valuation Date or the last Averaging Date, as applicable.

The calculation agent will not make any adjustment for a reorganization event, however, unless the event becomes effective (or, if the event is a spin-off, unless the ex-dividend date for the spin-off occurs) after the date of this pricing supplement and on or before the Final Valuation Date or the last Averaging Date, as applicable.

Distribution Property. When we refer to "**distribution property**," we mean the cash, securities and other property or assets distributed in a reorganization event in respect of one outstanding share of the Reference Stock—or in respect of whatever the applicable reference amount may then be if any anti-dilution adjustment has been made in respect of a prior event. In the case of a spin-off, the distribution property also includes one share of the Reference Stock—or other applicable reference amount—in respect of which the distribution is made.

If a reorganization event occurs, the distribution property distributed in the event will be substituted for the Reference Stock as described above. Consequently, in this pricing supplement, when we refer to the Reference Stock, we mean any distribution property that is distributed in a reorganization event and comprises the adjusted reference amount. Similarly, when we refer to the Reference Stock Issuer, we mean any successor entity in a reorganization event.

No anti-dilution adjustments will be required unless the adjustment would require a change of at least 0.1%. The adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments after the close of business on the business day immediately preceding the Maturity Date.

For purposes of these adjustments, except as noted below, if an ADS is serving as the Reference Stock, all adjustments for the Reference Stock will be made as if the Underlying Stock is serving as the Reference Stock. If your securities are linked to an ADS, the term "dividend" used in this section will mean, unless we specify otherwise in the pricing supplement for your securities, the dividend paid by the issuer of the Underlying Stock, net of any applicable foreign withholding or similar taxes that would be due on dividends paid to a U.S. person that claims and is entitled to a reduction in such taxes under an applicable income tax treaty, if available.

If an ADS is serving as the Reference Stock, no adjustment to the ADS price will be made if (1) holders of ADSs are not eligible to participate in any of the transactions described above or (2) (and to the extent that) the calculation agent determines in its sole discretion that the issuer or the depositary for the ADSs has adjusted the number of shares of underlying stock represented by each ADS so that the ADS price would not be affected by the corporate event in question. However, to the extent that the number of shares of Underlying Stock represented by each ADS is changed for any other reason, appropriate adjustments to the anti-dilution adjustments described herein (which may include ignoring such provision, if appropriate) will be made to reflect such change.

Deutsche Bank AG, London Branch, as calculation agent, will be solely responsible for the determination and calculation of any adjustments and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described in this section, and its determinations and calculations shall be conclusive absent manifest error.

We will, within ten business days following the occurrence of an event that requires an adjustment described in this section, or if we are not aware of this occurrence, as soon as practicable after becoming so aware, provide notice to the calculation agent, which shall provide written notice to the trustee, which shall provide notice to the holders of the securities of the occurrence of this event and, if applicable, a statement in reasonable detail setting forth the adjustment.

Delisting of ADSs or Termination of ADS Facility

If an ADS serving as the Reference Stock is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act or included in the OTC Bulletin Board Service operated by the NASD, or if the ADS facility between the issuer of the Underlying Stock and the ADS depositary is terminated for any reason, then, on and after the date the ADS is no longer so listed or adjusted to trading on the date of such termination, as applicable (the "**Change Date**"), the Underlying Stock will be deemed to be the Reference Stock. The Stock Ending Level shall be expressed in U.S. dollars, converting the closing price of the Underlying Stock on the applicable trading day into U.S. dollars using the applicable exchange rate as described below.

The calculation agent will determine the applicable exchange rate, which will be equal to (1) the average (mean) of the bid quotations in New York City received by the calculation agent at approximately 11:00 a.m., New York City time, on the second business day preceding the applicable trading day, from three recognized foreign exchange dealers (provided that each such dealer commits to execute a contract at its applicable bid quotation), (2) if the calculation agent is unable to obtain three such bid quotations, the average of such bid quotations obtained from two recognized foreign exchange dealers or (3) if the calculation agent is able to obtain such bid quotation from only one recognized foreign exchange dealer, such bid quotation, in each case for the purchase of the applicable foreign currency for U.S. dollars for settlement on the applicable trading day in the aggregate amount of the applicable foreign currency payable to holders of the securities. If the calculation agent is unable to obtain at least one such bid quotation, the calculation agent shall determine the exchange rate in its sole discretion.

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Stock Starting Level, the Stock Ending Level, the price of the Reference Stock quoted on the Relevant Exchange and the closing price of the Reference Stock on any day during the term of the securities, anti-dilution adjustments and the payment at maturity, if any, on the securities. The calculation agent will also be responsible for determining whether a market disruption event has occurred. All determinations made by the calculation agent will be at its sole discretion and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m. on the business day preceding the Maturity Date.

All calculations with respect to the Stock Starting Level, the Stock Ending Level or the Stock Return will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per $10.00 security at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate initial investment amount of securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities–Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the securities.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per $10.00 security face amount upon any acceleration of the securities shall be determined by the calculation agent and shall be an amount in cash equal to the amount payable at maturity per $10.00 security face amount as described under the caption "Description of Securities—What are the Securities?" calculated as if the date of acceleration were the Final Valuation Date. If the securities have more than one Valuation Date, then the business days immediately preceding the date of acceleration (in such number equal to the number of Valuation Dates in excess of one) shall be the corresponding Valuation Dates.

If the maturity of the securities is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities—Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities—Discharge and Defeasance" are not applicable to the securities, unless otherwise specified in the relevant pricing supplement.

Listing

The securities will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance—The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the securities. The securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global securities certificates, representing the total aggregate initial investment amount of the securities, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes—Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the securities will be payable and the transfer of the securities will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in the City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the securities. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the securities will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The securities will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain material U.S. federal income tax consequences of the ownership and disposition of the securities to holders who purchase the securities at the "issue price" and will hold the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). This summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described below, possibly on a retroactive basis. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, commodities or foreign currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold a security as a part of a hedging transaction, straddle, conversion or integrated transaction, or United States holders (as defined below) who have a "functional currency" other than the U.S. dollar.

Tax Treatment of the Securities

Except as otherwise provided in the applicable pricing supplement, we believe that it is reasonable to treat the securities as cash-settled prepaid financial contracts for U.S. federal income tax purposes. Due to the absence of authorities that directly address instruments that are similar to the securities, significant aspects of the U.S. federal income tax consequences of an investment in the securities are uncertain. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the treatment described herein. Accordingly, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities (including alternative treatments) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion assumes that the above treatment is respected.

Tax Consequences to United States Holders

The following discussion applies to "United States holders" of the securities. You are a "United States holder" if, for U.S. federal income tax purposes, you are a beneficial owner of the securities who is (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Except as otherwise provided in the applicable pricing supplement and assuming that the treatment of the securities described above is respected, the following are anticipated U.S. federal income tax consequences of the ownership and disposition of the securities.

Tax Treatment Prior to Maturity. You should not be required to recognize taxable income over the term of the securities prior to maturity, other than pursuant to a sale or exchange, as described below.

Sale, Exchange or Retirement of the Securities. Upon a sale or exchange of the securities prior to the Maturity Date or upon the receipt of cash in retirement of the securities at maturity, you will recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and your tax basis in the securities so sold, exchanged or retired. Your tax basis in the securities should equal the amount you paid to acquire the securities. Such gain or loss should be capital gain or loss and should be long-term capital gain or loss if you have held your securities for more than one year. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Securities. Due to the absence of authorities that directly address the proper tax treatment of the securities, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. Alternative U.S. federal income tax treatments of the securities are possible, which, if applied, could materially and adversely affect the timing and/or character of the income or loss with respect to a security. It is possible, for example, that the securities could be treated as debt instruments issued by us. Under this treatment, the securities having a term from issue to maturity (including the last possible date that the securities could be outstanding) exceeding one year would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you held the securities you would be required to accrue into income "original issue discount" based on our comparable yield for similar non-contingent debt, determined at the time of issuance of the securities, even though no corresponding cash would be received on the securities. In addition, any gain on the sale, exchange or retirement of the securities would generally be treated as ordinary income. Moreover, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Alternatively, all or a portion of your gain or loss on the sale or retirement of the securities could be treated as short-term capital gain or loss, without regard to how long you have held the securities. Other treatments also are possible. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities.

Tax Consequences to Non-United States Holders

The following discussion applies to you only if you are a non-United States holder of the securities. You are a "non-United States holder" if, for U.S. federal income tax purposes, you are a beneficial owner of the securities who is: (i) a nonresident alien individual, (ii) a foreign corporation or (iii) a foreign estate or trust. You are not a non-United States holder for the purpose of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of sale, exchange or retirement. Such a holder should consult his or her tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or retirement of the securities.

Sale, Exchange or Retirement of the Securities. Subject to the discussion below regarding backup withholding, gain from the sale or exchange of the securities prior to the Maturity Date or upon the receipt of cash payment in retirement of the securities at maturity should not be subject to U.S. federal withholding or income tax unless such gain is effectively connected with your conduct of a trade or business in the United States, as described below.

Tax Consequences under Possible Alternative Treatments. If the securities were treated as indebtedness, any payments or accruals made or deemed to be made nonetheless would not be subject to U.S. federal income or withholding tax, provided generally that (i) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person or otherwise satisfy applicable documentation requirements; and (ii) any gain realized on a sale, exchange or retirement of the securities is not effectively connected with your conduct of a trade or business in the United States.

Income Effectively Connected with a Trade or Business in the United States. If you are engaged in a trade or business in the United States, and if payments on the securities are effectively connected with the conduct of that trade or business, you generally will be taxed in the same manner as a United States holder. If the preceding sentence applies to you, then in order to claim an exemption from withholding, you will be required to provide a properly executed IRS Form W-8ECI in lieu of IRS Form W-8BEN. If this paragraph applies to you, you are urged to consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the securities, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

The cash proceeds received from a sale, exchange or retirement of the securities will be subject to information reporting unless you are an exempt recipient (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number) or meet certain other conditions. If you are a non-United States holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you generally will not be subject to backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original issue price of the securities includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the securities which commissions, as to agents affiliated with us, include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the securities. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the securities. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the securities by taking short positions in the Reference Stock or instruments whose value is derived from the Reference Stock. While we cannot predict an outcome, such hedging activity or other hedging or investment activity of ours could have an adverse effect on the market price of the Reference Stock, and therefore effectively establish a lower price to which the Reference Stock must fall for you to obtain a return on your investment or avoid a loss of your initial investment at maturity. From time to time, prior to maturity of the securities, we may pursue a dynamic hedging strategy which may involve taking short or long positions in the Reference Stock or instruments whose value is derived from the Reference Stock. Although we have no reason to believe that any of these activities will have a material impact on the market price of the Reference Stock or the value of the securities, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No security holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE REFERENCE STOCK

In the relevant pricing supplement, we will provide summary information regarding the business of the issuer of the Reference Stock based on its publicly available documents. We take no responsibility for the accuracy or completeness of such information.

Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the issuer of the Reference Stock may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

This product supplement and the relevant pricing supplement relate only to the securities offered thereby and do not relate to the Reference Stock or other securities of the issuer of the Reference Stock. We have derived any and all disclosures contained in this product supplement and the relevant pricing supplement regarding the issuer of the Reference Stock from the publicly available documents described above. In connection with the offering of the securities, we have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the Reference Stock. We do not make any representation that such publicly available documents are, or any other publicly available information regarding the issuer of the Reference Stock is, accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Stock have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuer of the Reference Stock could affect the payment at maturity with respect to the securities and therefore the trading prices of the securities.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Stock.

We and/or our affiliates may currently or from time to time engage in business with the issuer of the Reference Stock, including extending loans to, or making equity investments in, such issuer or providing advisory services to such issuer, including merger and acquisition advisory services. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Reference Stock or its issuer, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Reference Stock or its issuer, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of a security, you should undertake an independent investigation of the Reference Stock or its issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the securities.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Stock. We describe various risk factors that may affect the market value of your securities, and the unpredictable nature of that market value, under "Risk Factors" above.

UNDERWRITING

Under the terms and subject to the conditions contained in the Distribution Agreements to be entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA as agents and certain other agents that may be party to either Distribution Agreement from time to time (each, an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of securities has agreed to purchase, and we have agreed to sell, the face amount of securities set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the securities directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees in the amount set forth in the relevant pricing supplement. After the initial offering of the securities, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the securities in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the securities, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, DBSI may sell more securities than it is obligated to purchase in connection with the offering, creating a naked short position in the securities for its own account. DBSI must close out any naked short position by purchasing the securities in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, securities in the open market to stabilize the price of the securities. Any of these activities may raise or maintain the market price of the securities above independent market levels or prevent or retard a decline in the market price of the securities. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate face amount of securities offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the securities or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the securities, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the securities or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the securities. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.